
05007029


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889371
Fax: 91 33 2882259/2260/1256

82-3470

29th March, 2005

SUPPL

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001


RECEIVED

Dear Sir,

Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with ITC Limited

Further to our letter dated 23rd March, 2005, we enclose three copies of the Circular dated 26th March, 2005, which is being sent to the Members of ITC Hotels Limited in relation to the exchange of Equity Shares of ITC Hotels Limited with Ordinary Shares of ITC Limited.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Enclosed : as above


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.


ITC Limited

FORM OF REQUEST

(To be submitted before close of business on 18th April, 2005)


SEC MAIL PROCESSING
RECEIVED
APR 0 1 2005

ITC Limited
25, Community Centre
Basant Lok, Vasant Vihar
New Delhi 110 057

Attn : Mr. M. Riaz Ahmed

Dear Sirs,

Sub : Electronic credit of my / our entitlement(s) to New Ordinary Shares of ITC Limited into my / our Beneficiary Account pursuant to the Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with ITC Limited

I/We refer to your Circular dated 26th March, 2005. I/We am/are interested in availing electronic credit in respect of my/our entitlement(s) to New Ordinary Shares of ITC Limited (ITC) against our shareholding in ITC Hotels Limited (ITC Hotels). The details of my/our shares in ITC Hotels held in certificate form are given overleaf.

The details of my/our Beneficiary Account are as follows :

NSDL / CDSL : **DPID** ______________________ **Client ID**______________________

I/We understand that if New Ordinary Shares of ITC cannot be credited to my/our Beneficiary Account for any reason whatsoever, the said Shares will be issued in certificate form.

Yours faithfully,

______________________ ______________________ ______________________

(First / Sole holder) **(Second holder)** **(Third holder)**

NOTE :

1. This Form should reach **Mr. M. Riaz Ahmed, ITC Limited, 25 Community Centre, Basant Lok, Vasant Vihar, New Delhi 110 057, before close of business on 18th April, 2005,** failing which New Ordinary Shares of ITC will be issued in certificate form.
2. **This Form should be sent only by member(s) who have a Beneficiary Account.**
3. The signature(s) of the member(s) on this Form should match with the specimen signature(s) recorded with ITC Hotels.
4. In case of joint holding, this Form must be signed by all the joint holders.

ITC Limited

ITC HOTELS FOLIO NO. ________________

DETAILS OF ITC HOTELS SHARE CERTIFICATES

[To be filled by the member(s)]

Share Certificate No.	Distinctive Nos.		No. of Shares
	From	To	
		Total	

NOTE

1. Additional sheets may be used, if space is insufficient.
2. Separate sheets must be used for each folio, if shares are held under multiple folios.


ITC Limited

To the Members of ITC Hotels Limited

ISSUE OF NEW ORDINARY SHARES OF ITC LIMITED
FOR EQUITY SHARES OF ITC HOTELS LIMITED
IN TERMS OF THE SCHEME OF AMALGAMATION OF
ITC HOTELS LIMITED AND ANSAL HOTELS LIMITED WITH ITC LIMITED

We are pleased to inform you that the Scheme of Amalgamation of ITC Hotels Limited (ITC Hotels) and Ansal Hotels Limited with ITC Limited (ITC) became effective from 23rd March, 2005.

Record Date

Pursuant to the said Scheme, the members of ITC Hotels whose names appear on its Register of Members as on the Record Date would be entitled to 3 (Three) fully paid-up Ordinary Shares of Rs. 10/- each of ITC (hereinafter referred to as 'New Ordinary Shares') for every 25 (Twenty Five) fully paid-up Equity Shares of Rs. 10/- each held in ITC Hotels. Accordingly, **Monday, 18th April, 2005** has been fixed as the **Record Date** for determining the members of ITC Hotels who would be entitled to New Ordinary Shares.

Exchange of Shares

a) **For Equity Shares of ITC Hotels held in certificate form**

The New Ordinary Shares will be issued to you in certificate form. In the event you wish that the New Ordinary Shares be issued in dematerialised form, please complete and return the attached Form of Request to **Mr. M. Riaz Ahmed, ITC Limited, 25 Community Centre, Basant Lok, Vasant Vihar, New Delhi 110 057, so as to reach before close of business on 18th April, 2005.** In case the Form of Request is not received by close of business on 18th April, 2005, New Ordinary Shares shall be issued in certificate form.

Upon issue and allotment of New Ordinary Shares, as aforesaid, the share certificate(s) of ITC Hotels in relation to the said Equity Shares stand cancelled.

b) **For Equity Shares of ITC Hotels held in dematerialised form**

The New Ordinary Shares will be issued to you in dematerialised form, as per details to be furnished by the National Securities Depository Limited (NSDL) and the Central Depository Services (India) Limited (CDSL).

Fractional Entitlements

- Fractional entitlements shall be consolidated and New Ordinary Shares, in lieu thereof, shall be allotted to the Nominees of ITC to sell such shares and distribute the sale proceeds (less applicable taxes / cess and expenses) to the members of ITC Hotels who are entitled to such fractions, in proportion to their fractional entitlements.


ITC Limited

- In the event you wish to receive payment through Electronic Clearing Service (ECS) in respect of your fractional entitlements, if any, please furnish **before close of business on 18th April, 2005** details of your banker [viz. bank and branch name, bank account no., ledger folio no. of the bank account, account type (Savings / Current / Cash Credit Account with Code 10 / 11 / 13 respectively) and the 9 Digit Code no. of your bank as appearing on your cheque book] to **Mr. M. Riaz Ahmed** at the address stated above if your shares are held in certificate form **or** to your **Depository Participant (DP)** if your shares are held in dematerialised form.

  ECS facility will be provided for members residing at Bangalore, Chennai, Hyderabad, Kolkata, Mumbai and New Delhi.

Transfers, Mandates / Instructions etc.

- Requests for registration of share transfers, change of address, bank particulars, bank mandates etc., are to be addressed to **Mr. M. Riaz Ahmed** at the address stated above **so as to reach before close of business on 18th April, 2005. Requests for transfer of shares will not be accepted thereafter.** Similarly, requests for change of address, bank particulars etc. with respect to shares held in dematerialised form **should be sent to your DP well in time to ensure that the changes are effected before close of business on 18th April, 2005.**

- Your mandates and instructions in force as on 18th April, 2005, in respect of the Equity Shares of ITC Hotels, shall continue to be valid in respect of the New Ordinary Shares, unless otherwise advised in writing to ITC.

Address for correspondence

Correspondence / queries on matters other than those covered above should be addressed to Mr. A. Bose, Investor Service Centre, ITC Limited at :

Address	:	37 Jawaharlal Nehru Road, Kolkata 700 071
Telephone nos.	:	0091-033-2288-6426
		0091-033-2288-0034
Facsimile no.	:	0091-033-2288-2358
e-mail	:	isc@itc.co.in

We take this opportunity to extend a warm welcome to you to the family of ITC Shareholders.

Registered Office :
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071

ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary

Dated : 26th March, 2005